0-29702

P.E. 2-28-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02026386

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February , 2002

INTERNATIONAL WEX TECHNOLOGIES INC.
(Translation of registrant's name into English)

SEC File No. : 0-29730

Suite 2000-777 Hornby Street
Vancouver, B.C., Canada V6Z 1S4
(Address of Principal Executive Office)

RECEIVED MAR 19 2002

PROCESSED APR 08 2002 THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form Form 40-F

Form 20-F X **Form 40-F** ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ **No** X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL WEX TECHNOLOGIES INC.

Date March 7, 2002

By: ______________________
Ester Chua, Office Manager

INTERNATIONAL WEX TECHNOLOGIES INC.

Consolidated Financial Statements

December 31, 2001

Index

ELLIS FOSTER

CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, B.C., Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.bc.ca
Website: www.ellisfoster.com

NOTICE TO READER

We have compiled the consolidated balance sheet of **International Wex Technologies Inc.** as at December 31, 2001 and the consolidated statements of operations and deficit and cash flows for the period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, Canada
February 4, 2002

Ellis Foster
Chartered Accountants

INTERNATIONAL WEX TECHNOLOGIES INC.

Consolidated Balance Sheet
(Unaudited - See Notice to Reader)

		December 31 2001		March 31 2001
ASSETS				
Current				
Cash and cash equivalents	$	755,638	$	1,867,051
Accounts receivable - trade		44,535		49,895
Accounts receivable - others		68,042		110,216
Inventories		104,106		60,282
Prepaid expenses and deposits		75,493		151,924
		1,047,814		2,239,368
Capital assets (Note 3)		419,736		390,110
	$	1,467,550	$	2,629,478
LIABILITIES				
Current				
Demand loan, bearing interest at 9.4% per annum and unsecured	$	76,388	$	76,388
Accounts payable and accrued liabilities		977,466		529,272
Due to directors		261,846		303,031
Investors' deposits		350,406		-
		1,666,106		908,691
SHAREHOLDERS' EQUITY (DEFICIENCY)				
Share capital (Note 4)		20,719,002		19,161,011
Contributed surplus		34,753		34,753
Deficit		(20,952,311)		(17,474,977)
		(198,556)		1,720,787
	$	1,467,550	$	2,629,478

Approved by the Directors:

Donna Shum

John Olthoff

INTERNATIONAL WEX TECHNOLOGIES INC.

Consolidated Statement of Operations and Deficit
(Unaudited - See Notice to Reader)

	Three months ended December 31 2001	Three months ended December 31 2000	Nine months ended December 31 2001	Nine months ended December 31 2000
Sales	$ 93,681	$ 24,899	$ 185,599	$ 108,268
Cost of sales				
Cost of goods sold	59,524	10,791	121,664	58,735
Selling expenses (recovery)	5,991	(1,297)	14,182	8,031
	65,515	9,494	135,846	66,766
Gross profit	28,166	15,405	49,753	41,502
Expenses				
Amortization of capital assets	23,850	93,159	68,404	130,698
General and administrative	648,462	158,355	1,599,272	1,377,508
Research and development	510,801	854,572	1,880,460	1,193,211
	1,183,113	1,106,086	3,548,136	2,701,417
Operating loss	(1,154,947)	(1,090,681)	(3,498,383)	(2,659,915)
Other				
Interest and sundry income	3,820	32,363	22,648	53,143
Loss on a legal claim	-	(18,184)	-	(18,184)
Foreign exchange loss	(1,766)	(9,689)	(1,599)	(9,689)
	2,054	4,490	21,049	25,270
Loss for the period	(1,152,893)	(1,086,191)	(3,477,334)	(2,634,645)
Deficit, beginning of period			(17,474,977)	(13,819,078)
Deficit, end of period			$ (20,952,311)	$ (16,453,723)
Loss per share - basic and diluted	$ (0.07)	$ (0.07)	$ (0.21)	$ (0.18)
Weighted average number of common shares outstanding - basic and diluted	16,732,591	15,401,422	16,335,906	14,880,866

INTERNATIONAL WEX TECHNOLOGIES INC.

Consolidated Statement of Cash Flows
(Unaudited - See Notice to Reader)

	Three months ended December 31 2001	Three months ended December 31 2000	Nine months ended December 31 2001	Nine months ended December 31 2000
Cash flows from (used in) operating activities				
Loss for the period	$ (1,152,893)	$ (1,086,191)	$ (3,477,334)	$ (2,634,645)
Adjustment for item not involving cash:				
- amortization	23,850	93,159	68,404	130,698
	(1,129,043)	(993,032)	(3,408,930)	(2,503,947)
Change in non-cash working capital items:				
- accounts receivable - trade	11,288	40,294	5,360	(43,560)
- accounts receivable - others	58,451	134,269	42,174	(2,932)
- inventories	(12,211)	45,442	(43,824)	(4,213)
- prepaids and deposits	5,321	34,420	76,431	(5,559)
- accounts payable and accrued liabilities	473,331	(94,290)	448,194	(33,121)
	(592,863)	(832,897)	(2,880,595)	(2,593,332)
Cash flows from (used in) financing activities				
Issuance of share capital, net of issuance costs	489,490	338,165	1,557,991	1,432,582
Investors deposits	350,406	49,305	350,406	49,305
Repayment to related entities	-	(128,880)	(41,185)	(228,880)
	839,896	258,590	1,867,212	1,253,007
Cash flows from (used in) investing activities				
Purchase of capital assets	(36,815)	(38,666)	(98,030)	(307,589)
Withdrawal of term deposits	-	1,000,000	-	1,450,000
	(36,815)	961,334	(98,030)	1,142,411
Effect of exchange rate changes on cash held in foreign currencies	-	2,146	-	2,146
Increase (decrease) in cash and cash equivalents	210,218	389,173	(1,111,413)	(195,768)
Cash and cash equivalents, beginning of period	545,420	325,009	1,867,051	909,950
Cash and cash equivalents, end of period	$ 755,638	$ 714,182	$ 755,638	$ 714,182

1. **Basis of Presentation**

These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the most recent annual consolidated financial statements of the Company, except as described in Note 2 below. These interim consolidated financial statements do not include all disclosures normally provided in the annual consolidated financial statements and should be read in conjunction with the Company's audited consolidated financial statements for the year ended March 31, 2001. In management's opinion, all adjustments necessary for fair presentation have been included in these interim consolidated financial statements. Interim results are not necessarily indicative of the results expected for the fiscal year. Certain comparative figures have been reclassified to conform to the current period's presentation.

2. **Change in Accounting Policies**

Effective from April 1, 2001, the Company retroactively adopted a new standard for the computation and disclosure of earnings per share, as recommended by the Canadian Institute of Chartered Accountants. The adoption of the new standard mainly affects the calculation of the diluted earnings (loss) per share amount. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

The adoption of the new standard has no effect on the calculation of diluted earnings (loss) per share amount for the prior period as the effect of common shares issuable upon the exercise of warrants and stock options of the Company would be anti-dilutive. Therefore, basic and diluted earnings (loss) per share would be the same.

3. **Capital Assets**

	Cost	Accumulated amortization	Net book value
Furniture and office equipment	$ 183,262	$ 95,812	$ 87,450
Leasehold improvements	82,947	40,911	42,036
Machinery and equipment	334,195	73,335	260,860
Motor vehicles	89,404	60,014	29,390
	$ 689,808	$ 270,072	$ 419,736

4. Share Capital

(a) Authorized: Unlimited number of common shares without par value.

(b) Issued:

	Shares	Amount
Balance, March 31, 2001	15,919,422	$19,161,011
Stock options exercised at $1.12 per share	9,500	10,640
Stock options exercised at $0.92 per share	2,000	1,840
Share purchase warrants exercised at $2.10 per share	22,014	46,229
Stock options exercised at $1.60 per share	2,500	4,000
Share purchase warrants exercised at $1.80 per share	100,000	180,000
Share purchase warrants exercised at $1.32 per share	78,415	103,508
Stock options exercised at $2.08 per share	30,000	62,400
Private placement at $2.05 per share	133,800	274,290
Private placement at $2.12 per share plus 9,220 shares for finder's fee	251,420	513,464
Private placement at $2.05 per share plus 4,120 shares and less $6,150 in cash for finder's fees	183,520	361,620
Balance, December 31, 2001	16,732,591	$20,719,002

(c) Stock options outstanding as at December 31, 2001:

Number of Options	Exercise Price	Expiry Date
100,000	$2.08	March 2, 2002
125,000	$2.08	December 31, 2002
60,000	$2.18	June 7, 2003
88,500	$1.12	April 19, 2004
205,000	$0.92	April 19, 2004
20,000	$2.13	September 1, 2004
715,000	$2.08	March 2, 2005
903,760	$1.60	April 9, 2005
115,000	$2.04	April 9, 2005
10,000	$2.13	April 9, 2005
73,760	$2.11	April 9, 2005
2,416,020		

Each stock option entitles the holder to acquire one common share of the Company.

4. Share Capital (continued)

(d) Share purchase warrants outstanding as at December 31, 2001:

Number of Warrants	Exercise Price	Expiry Date
200,000	$3.06	October 10, 2002
21,644	$2.10	February 9, 2002
46,342	$2.40	February 9, 2002
382,983	$3.36	February 18 2002
542,017	$3.36	February 22, 2002
225,000	$3.36	February 25, 2002
50,000	$3.00	March 3, 2002
137,500	$2.82	July 10, 2002
500,000	$2.35 (1st year)	January 12, 2002
	$2.82 (2n year)	January 12, 2003
242,200	$2.49 (1st year)	May 28, 2002
	$2.99 (2nd year)	May 28, 2003
179,400	$2.40 (1st year)	July 30, 2002
	$2.88 (2nd year)	July 30, 2003
133,800	$2.40 (1st year)	December 18, 2002
	$2.88 (2nd year)	December 18, 2003
2,660,886		

Each warrant entitles the holder to acquire one common share of the Company.

5. Related Party Transactions

(a) The Company paid $113,060 in research and development consulting fees to a senior officer.

(b) The Company paid $172,769 in legal fees to a law firm, a partner of which is a director of the Company.

6. Non- cash Financing Activities

The Company issued the following common shares as finder's fee:

(a) 9,220 common shares pursuant to a private placement of 242,200 common shares at $2.12 per share;

(b) 4,120 common shares pursuant to a private placement of 179,400 common shares at $2.05 per share.

7. **Segmented Information**

(a) The Company operates primarily in trading and research and development of pharmaceutical drugs and trading of medical instruments.

(b) Reported segment sales, operating loss and assets are as follows:

	Three months ended December 31, 2001		
	Drug	Medical Instrument	Total
Sales to external customers	$ 93,063	$ 618	$ 93,681
Amortization of capital assets	10,033	6,909	16,942
Segment net loss	724,732	24,927	749,659

	Nine months ended December 31, 2001		
	Drug	Medical Instrument	Total
Sales to external customers	$ 171,799	$ 13,800	$ 185,599
Amortization of capital assets	29,301	20,725	50,026
Segment net loss	2,487,979	48,462	2,536,441
Segment assets	558,695	35,365	594,060

(c) Reconciliations of reportable segment net loss and assets:

	Three months ended December 31 2001	Nine months ended December 31 2001
Net loss:		
Total net loss for reportable segments	$ 749,659	$2,536,441
Add: general corporate expenses	396,853	941,537
Add: amortization of corporate assets	6,788	18,258
Add: other expenses (income)	(407)	(18,902)
Loss for the period	$1,152,893	$3,477,334

	December 31 2001
Assets:	
Total assets for reportable segments	$ 594,060
Corporate assets	873,490
Total assets	$ 1,467,550

7. Segmented Information (continued)

(d) Geographic Information:

	Three months ended December 31 2001	Nine months ended December 31 2001
Sales to external customers:		
Customers in China	$ 73,540	$ 144,568
Customers in Hong Kong	245	13,427
Customers in Taiwan	19,896	27,604
Total	$ 93,681	$ 185,599

	December 31 2001
Capital assets:	
Canada	$ 89,276
Hong Kong	23,900
China	306,560
Total	$ 419,736

(e) Revenue from two customers of the Company's drug segment represents approximately $53,284 of the Company's total revenue.

8. Subsequent Events

(a) Subsequent to December 31, 2001, the Company issued 11,500 common shares at $1.60 per share pursuant to exercise of stock options.

(b) Subsequent to December 31, 2001, the Company completed two private placements of 84,000 common shares at $1.83 per share and 126,000 common shares at $1.87 per share. Finder's fees of $38,934 were paid related to these private placements.

INTERNATIONAL WEX TECHNOLOGIES INC.

INTERNATIONAL
WEX TECHNOLOGIES INC.
Suite 2000 - 777 Hornby Street, Vancouver, B.C. Canada V6Z 1S4
Tel: 604-683-8880 Fax: 604-683-8868 Toll Free: 1-800-722-7549
World Wide Web: http://www.wextech.ca E-Mail: wex@wextech.ca

Listed:
Canadian Venture Exchange (CDNX)
Canada
Trading Symbol: WXI

February 28, 2002

MAR 19 2002

Via Air Mail

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, D.C.
USA 20549

Dear Sir/Madam:

Re: International Wex Technologies Inc. (the "Company")

This is to confirm that the Interim Financial Statements for Nine Months Ended December 31, 2001 of the Company was mailed to all shareholders and shareholders in the Supplemental List of the Company.

However, we have not mailed said material to shareholders in cases where on three consecutive occasions, notices or other documents had been returned undelivered by the Post Office.

Yours very truly,
INTERNATIONAL WEX TECHNOLOGIES INC.

Ester Chua
Office Manager

INTERNATIONAL WEX TECHNOLOGIES INC.

NEWS BULLETIN

Trading Symbol
CDNX: WXI

INTERNATIONAL
WEX TECHNOLOGIES INC.
Suite 2000
777 Hornby Street
Vancouver, B.C.
Canada V6Z 1S4
Tel: 604-683-8880
Fax: 604-683-8868
Toll Free: 1-800-722-7549
World Wide Web:
http://www.wextech.ca
E-Mail: wex@wextech.ca

09/02 March 6, 2002

CDNX Trading Symbol: **WXI**
World Wide Web: http://www.wextech.ca
E-mail: wex@wextech.ca

SECOND TETRODOTOXIN EXPORT ORDER

International Wex Technologies Inc. (the "Company") is pleased to announce that it has received its second export order for tetrodotoxin (TTX).

This second order of TTX has been received from a university institute of pharmacology in Europe.

This order further validates our unique market niche in supplying industry with high quality TTX to address sodium channel research in neuroscience.

In the area of neuro-bioscience, the Company is focusing on the fields of pain management, drug addiction treatment and anaesthesia. The Company is developing products that contain a sodium channel blocking compound and derivates extracted from natural organic substance using its proprietary manufacturing technology.

For additional information on our products, view the Company website at http://www.wextech.ca or call Howard Milne, V.P. Corporate Communications, at 604-683-8880 or 1-800-722-7549.

Per: Donna Shum, Corporate Secretary

INTERNATIONAL WEX TECHNOLOGIES INC.

NEWS BULLETIN

Trading Symbol
CDNX: WXI

INTERNATIONAL
WEX TECHNOLOGIES INC.
Suite 2000
777 Hornby Street
Vancouver, B.C.
Canada V6Z 1S4
Tel: 604-683-8880
Fax: 604-683-8868
Toll Free: 1-800-722-7549
World Wide Web:
http://www.wextech.ca
E-Mail: wex@wextech.ca

07/02

February 28, 2002

CDNX Trading Symbol: **WXI**
World Wide Web: http://www.wextech.ca
E-mail: wex@wextech.ca

COPY

NON-BROKERED PRIVATE PLACEMENT

International Wex Technologies Inc. (the "Company") announces the setting of a non-brokered private placement for 600,000 common shares at $1.87 per share with 2-year warrant attached for 600,000 shares exercisable at $2.20 per share in the first year and $2.64 per share in the second year, expiring two years from the closing of the private placement. The proceeds of this private placement will be allocated toward the Research & Development of our products. Some finder's fees would be payable. The terms of this private placement is subject to approval by regulatory bodies.

In the area of neuro-bioscience, the Company is focusing on the fields of pain management, drug addiction treatment and anaesthesia. The Company is developing products that contain a sodium channel blocking compound and derivates extracted from natural organic substance using its proprietary manufacturing technology.

For additional information on our products, view the Company website at http://www.wextech.ca or call Howard Milne, V.P. Corporate Communications, at 604-683-8880 or 1-800-722-7549.

Per: Donna Shum, Corporate Secretary

INTERNATIONAL WEX TECHNOLOGIES INC.

NEWS BULLETIN

Trading Symbol
CDNX: WXI

INTERNATIONAL
WEX TECHNOLOGIES INC.
Suite 2000
777 Hornby Street
Vancouver, B.C.
Canada V6Z 1S4
Tel: 604-683-8880
Fax: 604-683-8868
Toll Free: 1-800-722-7549
World Wide Web:
http://www.wextech.ca
E-Mail: wex@wextech.ca

08/02 March 4, 2002

CDNX Trading Symbol: **WXI**
World Wide Web: http://www.wextech.ca
E-mail: wex@wextech.ca

ENGAGEMENT LETTER WITH CANACCORD TERMINATED

International Wex Technologies Inc. (the "Company") announces that effective Friday March 1, 2002 the Engagement Letter with Canaccord Capital Corporation ("Canaccord") dated May 14, 2001 is herewith mutually terminated.

In the area of neuro-bioscience, the Company is focusing on the fields of pain management, drug addiction treatment and anaesthesia. The Company is developing products that contain a sodium channel blocking compound and derivates extracted from natural organic substance using its proprietary manufacturing technology.

For additional information on our products, view the Company website at http://www.wextech.ca or call Howard Milne, V.P. Corporate Communications, at 604-683-8880 or 1-800-722-7549.

Per: Donna Shum, Corporate Secretary